UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549


SCHEDULE 13G

Under the Securities Exchange Act of
1934

((Amendment No. 1)


Endwave Corporation
(Name of Issuer)

Common Stock
(Title of Class of Securities)

29264A206
(CUSIP Number)


June 13, 2005
(Date of Event Which Requires Filing of
this Statement)

Check the appropriate box to designate
the rule pursuant to which this Schedule is filed:

X       Rule 13d-1(b)

       Rule 13d-1(c)

         Rule 13d-1(d)

*The remainder of this cover page shall
be filled out for a reporting person's
initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the
remainder of this cover page shall not
be deemed
to be "filed" for the purpose of Section
18 of the Securities Act of 1934
("Act") or otherwise subject to the
liabilities of that section of the Act
but shall be subject to all other
provisions of the Act (however, see the
Notes)



CUSIP NO. 29264A206


1.        Names of Reporting Persons
IXIS Derivatives Inc.

           IRS Identification Nos. of
above persons (entities only).
          13-4077553

2.        Check the Appropriate Box if a
Member of a Group (See Instructions)
          (a)     N/A
          (b)     N/A

3.      SEC Use Only


4.        Citizenship or place of
Organization         DELAWARE

Number of               5.    Sole
Voting Power 500,000
Shares Bene-
ficially by           6.    Shared
Voting Power
Owned by Each
Reporting          7.    Sole
Dispositive Power 500,000
Person With:
                         8.    Shared
Dispositive Power

9.Aggregate Amount Beneficially Owned by
Each Reporting Person         500,000

10.Check if the Aggregate Amount in Row
(9) Excludes Certain Shares (see
Instructions)
             N/A

11.Percent of Class Represented by
Amount in Row (9)         4.71%

12.Type of Reporting Person (See
Instructions)        BD

INSTRUCTIONS FOR SCHEDULE 13G

Instructions for Cover Page

((1)     Names and IRS Identification
Numbers of Reporting persons- Furnish
the full  legal name of each person for
whom the report is filed-i.e., each
person requires to sign the schedule
itself- including each member of a
group.  Do not include the name of a
person required to be identified in the
report but who is a reporting person.
Reporting persons that are entities are
also requested to furnish their IRS
identification numbers, although
disclosure of such numbers
is voluntary, not mandatory (see
"SPECIAL INSTRUCTIOSN FOR COMPLYING
WITH SCHEDULE 13G"below).

(2)      If any of the shares
beneficially owned by a reporting person are held as a member of a group and that membership is expressly affirmed, please check row (2a). If the reporting person disclaims membership in a group or describes a relationship with other persons but does not affirm the existence of a group, please check row
(2b) [unless it is a joint filing
pursuant to Rule
13d-1(k)(1) in which case it may not be
necessary to check row (2b)].

(3)       The third row is for SEC
internal use; please leave blank.

(4)       Citizenship or Place of
Organization-Furnish citizenship if the
named reporting person is a natural
person.  Otherwise, furnish place of
oorganization.

(5)-(9),(11)   Aggregate Amount
Beneficially Owned By Each Reporting
Person, Etc-Rows (5) through
(9)inclusive,and (11) are to be
completed in accordance with the
provisions of Item 4 of Schedule 13G.All percentages are to be rounded off to the nearest tenth (one place after decimal point).

(10) Check if the aggregated amount
reported as beneficially owned in row
(9) does not include shares as to which
beneficial ownership is disclaimed
pursuant to Rule 13d-4 (17 CFR 240.13d-
4) under the Securities Exchanges Act of
1934.








(12) Type of Reporting Person-Please
classify each "reporting person"
according to following breakdown (see
Item 3 of Schedule 13G and place the
appropriate symbol on the form:

Category                      Symbol
Broker Dealer
BD
Bank
BK
Insurance Company
IC
Investment Company
IV
Investment Adviser
IA
Employee Benefit Plan, Pension Fund,
Or Endowment Fund
EP
Parent Holding Company/Control Person
HC
Savings Association
SA
Church Plan
CP
Corporation
CO
Partnership
PN
Individual
IN
Other
OOO

Notes:

Attach as many copies of the second part of the cover page as are needed, one reporting person per page.

Filing persons may, in order to avoid
unnecessary duplication, answer items on the schedules (Schedule 13D, 13G or 14D-
1) by appropriate cross references to an item or items on the cover page(s).
This approach may only be used where the cover page item or items provide all the disclosure requires by the schedule item. Moreover, such a use of a page item will result in the item becoming a part of the schedule and accordingly being considered as "filed" for purposes of Section 18 of t he Securities
Exchange Act or otherwise subject to the liabilities of that section of the Act.

Reporting persons may comply with their
cover page filing requirements by
filing either completed copies of the
blank forms available for the
Commission,
printed or typed facsimiles, or computer printed facsimiles, provided the documents filed have identical formats to the forms prescribed in the Commission's regulations and meet existing Securities Exchange Act rules as to such matters as clarify and size
(Securities Exchange Act Rule 12b-12).

SPECIAL INSTRUCTIONS FOR COMPLYING WITH
SCHEDULE 13G

     Under Sections 13(d), 13(g) and 23
of the Securities Exchange Act of 1934
 and the rules and regulations there
under, the Commission is authorized to
solicit
 the information requires to be supplied
by this schedule by certain security
 holders of certain issuers.

Disclosure of the information specified
in this schedule is mandatory, except
for IRS identification
numbers,disclosure of which is
voluntary.  The information
 will be used for the primary purpose of
determining and disclosing the holdings
 of certain beneficial owners of certain
equity securities.  This statement will
 be made a mater of public record.
Therefore, any information given will be
 available for inspection by any member
of the public.

Because of the public nature of the
information, the Commission can use it
for a
 variety of purposes, including referral
to other governmental authorities or
 securities self-regulatory
organizations for investigatory purposes or in
 connection with litigation involving
the Federal securities laws or the
 civil, criminal or regulatory statutes
or provisions.  IRS identification
numbers, if furnished, will assist the
Commission in identifying security
holders and, therefore, in promptly
processing statements of beneficial
ownership of securities.

Failure to disclose the information
requested by this schedule, except for
IRS identification numbers, any result
in civil or criminal action against
the persons involved for violation for
the Federal securities laws and rules
promulgated there under.

GENERAL INSTRUCTIONS

A.       Statements filed pursuant to
Rule 13d-1(b) containing the information required by this schedule shall be filed not later than February 14 following the calendar year Covered by the statement or within the time specified in \rules 13d-1(b)(2) and 13d-2(c).
Statements filed pursuant to Rule 13d-
1(c)
shall be filed within the time specified in rules 13d-1(c), 13-2(b) and 13d-(d).
Statements filed pursuant to Rule 13d-
1(c) shall be filed not later than
February 14 following the calendar year
covered by the statement pursuant
to Rules 13d-19d) and 13d-2(b).

B.       Information contained in a form
which is required to be filed by rules
under section 13 (f) (15 USC 78m(f))for
the same calendar year as that covered
by a statement on this schedule may be
incorporated by reference in response
to any of the items of this schedule.
If such information is incorporated
by reference in this schedule, copies of the relevant pages of such form shall be files as an exhibit to this schedule.

C.         The item numbers and captions
of the items shall be included in
the text of the items is to be omitted.
The answers to the items shall
be so prepared as to indicate clearly
the coverage of the items without
referring to the text of the items.
Answer every item.  If an item is
inapplicable of the answer is in the
negative, so state.

Item 1.
(a) Name of Issuer  Endwave Corporation
(b) Address Of Issuer's principal
Executive Offices 776 Palomar Avenue

Sunnyvale, CA 94085

Item 2
(a)     Name of Person Filing      IXIS
Derivatives Inc.
(b)     Address of Principal Business
Officer, if none, Residence
         9 West   57th Street NY, NY
10019
(c)     Citizenship          Delaware
(d)     Title of Class of Securities
Common Stock
(e)     Cusip Number
29264A206

Item 3.  If this statement if filed
pursuant to 240.13d-1(b) or 240.13d-
2(b) or (c), check whether the person
filing is a:

a.  X   Broker or dealer registered
under section 15 of the Act(15 USC 78o).
b.______Bank as defined in section 3(a)
(6) of the Act (15USC 78c).
c.______Insurance company as defined in
section 3a19 of the Act(15 USC 78c).
d._____ Investment company registered
under section 8 of the Investment
        Company Act of 1940 (15 USC 80a-
8).
e._____ An Investment adviser in
accordance with 240.13d-1(b)(1)(ii)(E);
f._____ An employee benefit plan or
endowment fund in accordance with
        240.13d-1(b)(1)(ii)(F);
g._____ A parent holding company or
control person in accordance with
        240.13d-1(b)(1)(ii)(G);
h._____ A savings associations as
defined in Section 3(b) of the Federal
        Deposit Insurance Act (12 USC
1813);
i._____ A church plan that is excluded
form the definition of an investment
        company under section 3c(14) of
the Investment Company Act of 1940
        (15 USC 80a-3);
j._____ Group, in accordance with
240.13d-1(b) (1) (ii) (J).

Item 4.    Ownership.

Provide the following information
regarding the aggregated number and
percentage of the class of securities of the issuer identified in Item 1.

a)       Amount beneficially owned
500,000
b)       Percent of class
4.71%
c)       Number of shares as to which
the person has:                 500,000
       i. Sole power to vote or to
direct the vote
500,000
      ii. Shared power to vote or to
direct the vote                    N/A
     iii. Sole power to dispose or to
direct the disposition        500,000
      iv. Shared power to dispose or to
direct the disposition of         N/A

Instructions for computations regarding
securities which reperesent a right to
acquire an underlying security see
240.13d-3(d) (1).

Item 5.  Ownership of five Percent or
less of a class
If this statement is being filed to
report the fat that as to the date
hereof the reporting person has ceased
to be the beneficial owner of more than
five percent of the class of securities, check the following X

Instruction: dissolution of a group
requires a response to this item.

Item 6.  Ownership of More than five
percent on behalf of another person.
If any other person is known to have the right to receive to the power to direct the receipt of dividends from, or the proceeds for the sale of, such securities, a statement to that effect should be included in response to this item, and if such interest relates to more that five percent of the class such person should be identified. A listing of the shareholders of an investment company registers under the Investment
Company Act of 1940 or the beneficiaries or employee benefit plan, pension fund or endowment fund is not required.

Item7.  Identification and
Classification of Subsidiary which
acquired the Security Being Reported in
by the parent Holding company If a
parent holding company has filed this
schedule, pursuant to Rule 13d-1(b) (ii)
(G),
so indicate under item (3g) and attach
an exhibit stating the identity and the
item classification of the relevant
subsidiary. If a parent holding company has filed this schedule pursuant to Rule
13d-1(c) or Rule 13d-1(d), attach an
exhibit stating the identification of
the relevant subsidiary.

Item 8. Identification and
Classification of Members of the Group
If a group has filed this schedule
pursuant to 240.13d-1(b)(1)(ii)(J), so
indicate under 3(j) and attach an
exhibit stating the identity and Item 3
classification of each member of the
group. If a group has filed
this schedule pursuant to 240.13d-1(c)
or 240.13d-1(d), attach an exhibit
stating the identity of each member of
the group.

Item 9. Notice of Dissolution of Group
Notice of dissolution of a group may be
furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported in will be filed, by members of the group in their individual capacity. See item 5

Item 10. Certification
(a)     The following certification
shall be included if the statement is
filed pursuant to 240.13d-1(b)



By signing below I certify that, to the
best of my knowledge and belief, the
securities referred to above were
acquired and are held in the ordinary
course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

(b)     The following certification
shall be included if the statement is
filed pursuant to 240.13d-1(c)

 By signing below I certify that, to the
best of my knowledge and belief, the
securities referred to above were not
acquired and are not held for the
purpose of or with he effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                   June 22, 2005
                     Date

                Joseph Vencil
                  Signature


                Joseph Vencil; Managing
Director
                    Name/Title


     The original statement shall be
signed by each person on whose behalf
the
 statement is filed or his authorized
representative.  If the statement is
signed on behalf of a person by his
authorized representative other than an
executive officer or general partner of
the filing person, evidence of the
representative's authority to sign on
behalf of such person shall be filed
with the statement, provided, however,
that a power of attorney for this
purpose which is already on file with
the Commission may be incorporated by
reference. The name and any title of
each person who signs the statement
shall be typed
or printed beneath his signature.

NOTE: Schedules filed in paper format
shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d-7 for other parties for whom copies are to be sent.

Attention: International misstatements
or omissions of fact constitute Federal
criminal violations (See 18 U.S.C. 1001)